ventracor

Ventracor Limited
ABN 46 003 180 372
126 Greville Street
Chatswood NSW 2067
Australia
T +61 2 9406 3100
F +61 2 9406 3101
W www.ventracor.com

2 July 2004

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street, NW
WASHINGTON DC 20549
USA

Dear Ladies and Gentleman

Re: Ventracor Limited
File # 82-4630

Ventracor Limited (the "Company") is furnishing herewith information pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at (61) 02 9406 3100.

Very truly yours

per K. Callaghan

Andrew Geddes
Corporate Communications

encls

ventracor

asx announcement

Ventracor's 'Artificial Heart' Receives National Recognition

Sydney, 2 July 2004: Australian heart company Ventracor Limited (ASX: VCR) today welcomed a current affairs item broadcast on ABC TV Thursday evening referring to its VentrAssist™ artificial heart device and patients taking part in the pilot trial at The Alfred hospital in Melbourne.

Ventracor Chief Executive Officer, Colin Sutton PhD, welcomed the ABC's balanced and accurate coverage of it's VentrAssist™ system which is poised to begin a wider clinical trial soon.

The ABC TV report was broadcast to an estimated national audience of one million people. A transcript is provided.

Ventracor Limited can not publish patient names in line with clinical trial regulations and *The Privacy Act*.

Transcript ABC TV 7:30 Report Thursday 1 July 2004

PRESENTER KERRY O'BRIEN: In a Melbourne hospital tonight, a man once on the verge of death due to a severe heart condition is now sitting up and hopefully taking the first steps towards recovery.

He is the sixth person to receive an Australian-made artificial heart, under a pilot trial.

The three decade long race to develop a workable artificial heart has been dogged by flawed mechanics and infection.

But doctors believe this new device can lengthen the lives of thousands of patients around the world who otherwise would have no hope.

Mary Gearin spoke to three recipients of what's billed as world beating, heart beating technology.

REPORTER MARY GEARIN: This man has no pulse. It was taken away by the technology that saved his life. That whirring you hear is (PATIENT NAME)'s heart.

PATIENT: I call it me washing machine. If I put my hand there, any time I can feel it going. You look nice enough to be able to put your hand on me if you want to feel my washing machine running.

MARY GEARIN: (Laughs) That's quite an offer.

PATIENT: Well, there you go. You won't get many like that.

MARY GEARIN: In fact, you can get only four offers like that worldwide.

As part of a trial at Melbourne's Alfred Hospital, (PATIENT NAME) and three other patients are living with artificial hearts based on a continuously spinning rotor.

ASSOCIATE PROFESSOR DAVID KAYE, ALFRED HOSPITAL: So the pump is continuously pumping blood, unlike the heart, of course, which fills and empties and, as such, creates a pulse.

So it is an interesting phenomenon. When you first see these patients, you go to feel a pulse and, of course, they don't have one but here they are sitting up, talking to you, feeling fine.

MARY GEARIN: Seventy-four-year-old (PATIENT NAME) says in a way he's just celebrated his first birthday.

It was just a year and two days ago that he received his new heart after more than a decade of severe heart problems.

How do you compare your life before with now?

PATIENT: You can't really. It's like chocolate and toffee.

MARY GEARIN: The only thing slowing (PATIENT NAME) down now is a backpack powering his mechanical heart.

It's driven by a rotor suspended in a magnetic field, receiving blood from his own heart, returning it to the aorta.

The pump is inserted just below the left side of the rib cage, with a cable coming out the patient's right side.

It connects to batteries that beep before needing to be changed every four hours, or the patient can be plugged straight into the mains, which has led to at least one odd restaurant scene for (PATIENT NAME), another recipient, and his wife.

PATIENT: So, we walked in and calmly asked the waitress, "Could we be seated near a power plug? And there was a somewhat astonished look on her face."

MARY GEARIN: The VentrAssist is called a third-generation device, differing from earlier, unwieldy models that agitate the blood more quickly and have wearable parts, typically causing three major problems.

ASSOCIATE PROFESSOR DON ESMORE, ALFRED HOSPITAL: They are, basically, mechanical failure, blood clots forming in the pump or the pump stopping due to blood clots clogging the mechanism or the device gets infected and the patients get major complications from that, which can't be curable because it's an implanted system.

And we really have not had any of those.

MARY GEARIN: How long do you think it can live?

ASSOCIATE PROFESSOR DAVID KAYE: That's a good question.

Certainly in experimental tests the device has been running continuously for over two years.

MARY GEARIN: (PATIENT NAME), (PATIENT NAME), (PATIENT NAME) and another patient implanted just last week are the success stories for this trial. But two others died, according to the doctors for reasons unrelated to the device.

After the second death in March, shares in the manufacturer Ventracor fell sharply, but the hospital resumed the trial after an internal review of its processes.

ASSOCIATE PROFESSOR DAVID KAYE: Look, I think we're certainly disappointed and sad that those patients didn't make it through.

I think, unfortunately, one has to recognise that for patients who are gravely ill coming into any device that this is not a cure all.

MARY GEARIN: The company - and the technology - will get a further chance to prove their worth in a trial starting this month in other hospitals around Australia, as well as in NZ and the UK.

The trials will continue to target elderly patients who would have no prospect of receiving heart transplants, but who could then perhaps live on this device for some years.

PATIENT: Fantastic - because without it, I'm not here.

MARY GEARIN: Each device is still handmade at a cost of up to $100,000, and Associate Professor Esmore acknowledges some may see this as a luxury therapy.

ASSOCIATE PROFESSOR DON ESMORE: But I think for the individual who's 60, 70 years of age and otherwise well, and has end stage heart disease, and they can have a device like this implanted, either for a small or no cost, that gives them a chance at quality and duration of survival, I think it's very, very hard for us, as individuals, to withhold that therapy from them merely based on cost.

MARY GEARIN: For the ladies who are there to change the batteries and take over any duties with power tools, all the money and work is worth it.

PATIENT'S WIFE: I'm extremely grateful. Yes, grateful.

PATIENT'S WIFE: We all said to (PATIENT NAME), "It is up to you. It is your life at stake," and he said, "I want to do it."

So we took the gamble and it has been a wonderful gamble.

PATIENT'S WIFE: It has been great. It's, I mean, he is still here.

MARY GEARIN: The surgery has also allowed (PATIENT NAME) to live to his 50th wedding anniversary a couple of months ago with the woman he calls "his little girl", Irene.

And he says his four kids are proud he's helping medical science.

PATIENT: I don't think they were too unhappy with me before, but when I had this done for other people they said, "We are so damned proud of you. So I thought, well, there you go, hey?"

KERRY O'BRIEN: Spoken like an Aussie.

For more information, please contact:

Andrew Geddes
Manager, Investor Relations
Ventracor Limited
02 9406 3086